UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008.

Commission File Number: 333-139791

MASONITE INTERNATIONAL INC.

(Name of registrant)

1820 Matheson Blvd., Unit B4

Mississauga, Ontario L4W 0B3 Canada

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On September 16, 2008, Masonite International Inc. entered into a forbearance agreement with the lenders that are party to the company’s credit facility.  Under terms of the forbearance agreement, neither the administrative agent nor the lenders will (i) take action to accelerate the maturity of or terminate the company’s revolving credit facility or to otherwise enforce payment of the company’s obligations under the credit agreement, or (ii) exercise any other rights and remedies available to them under the credit agreement or applicable law. The forbearance agreement applies to the non-compliance by the company of certain financial covenants as of June 30, 2008 and, provisionally, any such non-compliance as of September 30, 2008. The forbearance agreement expires on November 13, 2008 unless further extended by mutual agreement of the company, the administrative agent and the lenders.

Also on September 16, 2008, the Agent, on behalf of the lenders, under the company’s credit facility provided notice under the company’s senior subordinated note indentures of the imposition of a payment blockage period with respect to the company’s $769.9 million senior subordinated notes due 2015.  Such notice is permitted by the terms of the indentures as a result of the company’s non-compliance with certain financial covenants under its credit facility noted above.  As a result of such notice, the company may not for a period of up to 179 days make interest or principal payments under the senior subordinated notes.  The next scheduled interest payment on the senior subordinated notes is due on October 15, 2008.  Failure to make such payment within 30 days of that date would constitute an event of default under the note indentures, permitting holders of at least 30% in principal amount of outstanding notes to declare the full amount of the notes due and payable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASONITE INTERNATIONAL INC.

Date: September 18, 2008
	By:	/s/ Anthony (Tony) DiLucente
	Name:	Anthony (Tony) DiLucente
	Title:	Executive Vice-President, Finance